UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

MANSE USA LLC
(Exact name of issuer as specified in its charter)

Delaware	372088882
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Bogart Street Brooklyn, New York 11206
(Full mailing address of principal executive offices)

+33 06 26 14 90 55
(Issuer’s telephone number, including area code)

Nick Kyrgios Roy Investment Contracts
(Title of each class of securities issued pursuant to Regulation A)

ITEM 7.  FINANCIAL STATEMENTS

MANSE USA LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

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INDEPENDENT AUDITOR’S REPORT

Managers and sole member

Manse USA LLC

New York, New York

Opinion

We have audited the financial statements of Manse USA LLC, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations and accumulated deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Manse USA LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Manse USA LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Manse USA LLC’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Malesys & Trost CPA PLLC

1350 Avenue of the Americas, Floor 2, New York, NY 10019

malesysandtrost.com

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INDEPENDENT AUDITOR’S REPORT (Continued)

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

-	Exercise professional judgment and maintain professional skepticism throughout the audit.

-	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Manse USA LLC’s internal control. Accordingly, no such opinion is expressed.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

-	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Manse USA LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Malesys & Trost CPA PLLC

New York, New York

May 20, 2025

Malesys & Trost CPA PLLC

1350 Avenue of the Americas, Floor 2, New York, NY 10019

malesysandtrost.com

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MANSE USA LLC

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(In US dollars)

	2024	2023
ASSETS
Current assets
Cash and cash equivalents (Note 2)	$15,743	$6,915

Total current assets	15,743	6,915

Total assets	$15,743	$6,915

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$148,225	$503,125
Related party payables (Note 3)	982,972	517,251

Total current liabilities	1,131,197	1,020,376

Total liabilities	1,131,197	1,020,376

Member’s deficit	(1,115,454)	(1,013,461)

Total liabilities and member’s deficit	$15,743	$6,915

The accompanying notes are an integral part of these financial statements.

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MANSE USA LLC

STATEMENTS OF OPERATIONS AND MEMBER’S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In US dollars)

	2024	2023

Revenues (Note 2)	$-	$353,125

Gross profit	-	353,125

General and administrative expenses	133,919	1,366,585

Total operating expenses	133,919	1,366,585

Operating loss	(133,919)	(1,013,461)

Other income
Foreign exchange gain	31,926	-

Total other income	31,926	-

Net loss	$(101,993)	$(1,013,461)

Member’s deficit – beginning of the year	$(1,013,461)	$-

Member’s deficit – end of the year	$(1,115,454)	$(1,013,461)

The accompanying notes are an integral part of these financial statements.

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MANSE USA LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In US dollars)

	2024	2023

Cash flows from operating activities:
Net loss	$(101,993)	$(1,013,461)
Adjustments to reconcile net loss to net cash used by operations:
Gain on foreign currency exchange	(31,926)	-
Changes in operating assets and liabilities
(Decrease) increase in accounts payable and accrued liabilities	(354,900)	503,125
Increase in related party payables	497,647	517,251

Net cash generated from operating activities	8,828	6,915

Cash flows from investing activities

Net cash generated from investing activities	-	-

Cash flows from financing activities

Net cash generated from financing activities	-	-

Net change in cash and cash equivalents	8,828	6,915

Cash and cash equivalents at the beginning of the year	6,915	-

Cash and cash equivalents at the end of the year	$15,743	$6,915

Supplemental disclosures of cash flow information
Interests paid during the period	-	-
Income taxes paid during the period	-	-

The accompanying notes are an integral part of these financial statements.

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MANSE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Note 1	Presentation of the Group and Nature of Business

Presentation of the Group

Manse USA LLC (“the Company”) is a wholly owned subsidiary of Manse International, a French corporation. Manse France, Manse Liquidite and Manse Plateforme, three French corporations, are wholly owned subsidiaries of Manse International.

Nature of Business

The Company was formed on January 25, 2023, under the laws of the State of Delaware.

The Company only incurred general and administrative expenses for the period from January 1, 2024, to December 31, 2024.

Upon receiving the necessary authorization, the Company shall offer eligible individuals (“Fans”), through the “Royaltiz” platform accessible via the website www.royaltiz.com, a way to profit from the future success of their favorite talents (“Talents”). Investors would enter into contracts with the Company. The resulting rights obtained by Fans are named “Roys”, each associated with a celebrity that they choose from those presented on the website. A purchaser of a Roy would have the potential to benefit from an annual “yield” payment. After purchasing a Roy, the initial yield would be set by an algorithm, but for the life of the Roy will remain at least 2% of the introductory price, with such introductory price would be 2 USD. The yield fluctuates based on the results of the algorithm designed to measure the success of the Talent, and the estimated yield will be updated and disclosed monthly.

The website-based platform upon which Roys would be purchased by investors is owned and operated by Manse Plateforme which would grant to the Company the rights to use the platform in operating its business pursuant to an Exchange Listing and Use Agreement (the “Platform License”).

Note 2	Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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MANSE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Continued)

Note 2	Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2024, and 2023, cash and cash equivalents consisted of one bank checking account.

Income Taxes

The Company elected, under the Internal Revenue Code, to be treated as a “C-Corporation” to be effective as of February 4, 2023. Deferred income taxes are recognized for the consequences of “temporary differences” by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities. A valuation allowance is established for deferred tax assets for which it was more likely than not that deferred tax assets will not be fully realized.

Revenue Recognition

The Company derives revenues from rebilling costs incurred for licensing agreements concluded with third-party vendors. Judgment is required in evaluating the presentation of revenue on a gross versus a net basis based on whether the Company controls the service provided to the end-user and is the principal in the transaction (gross), or the Company arranges for other parties to provide the service to the end-user and is the agent in the transaction (net). The assessment of whether the Company is considered the principal or the agent in a transaction could impact the accounting and change the timing and amount of revenues recognized. The Company has concluded that it is the principal for the services and the transaction price allocated to the Company should be presented gross in revenue.

During the years ended December 31, 2024, and 2023, the revenue recognized for rebilling costs totaled $0 and $353,125, respectively.

Foreign Currency Transactions

Transactions with foreign entities are translated using the exchange rate in effect on the date of the transaction. Any outstanding receivable or payable balances at year-end are adjusted using a period end exchange rate.

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MANSE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Continued)

Note 2	Significant Accounting Policies (Continued)

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the balance sheet would be categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The carrying amount of the Company’s financial instruments, including accounts payable, approximates their respective fair values because of their short maturities. The fair value of the amounts due to affiliates cannot be determined due to the related party nature of the loans.

Note 3	Related Party Payables

As of December 31, 2024 and 2023, related party payables were as follows:

Description	2024	2023

Related party payables
Manse International	$982,972	$517,251

Total related party payables	$982,972	$517,251

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MANSE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Continued)

Note 4	Income Tax

As of December 31, 2024, the Company had accumulated federal net operating losses of approximately $634K. Those losses are carried over to future years and do not expire.

The Company follows the provisions of FASB ASC 740-10-25 which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. ASC 740-10-25 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions.

The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of operations. For the period ended December 31, 2024 and 2023, no estimated interest or penalties were recognized for uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is not subject to U.S. federal, state and local income tax examinations by tax authorities for years ending on or before 2022.

As of December 31, 2024 and 2023, the components of the deferred income taxes were as follows:

	2024	2023
Deferred tax assets (liabilities)
Net operating losses carried over	$133,081	$111,662
Start-up expenses	106,215	106,215
Amortization	(10,031)	(2,950)
Valuation allowance	(229,264)	(214,927)
Total deferred income tax assets, net	$-	$-

Note 5	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a balance of accumulated deficit of $1,115,454 as of December 31, 2024. As of that date, the Company’s current liabilities exceeded its current assets by $1,115,454. These factors indicate that without the continued support of its Parent, Manse International, the Company may be unable to continue in existence.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6	Subsequent Events

The Company has evaluated subsequent events through May 20, 2025, the date the financial statements were available to be issued.

On January 21, 2025, the U.S. Securities and Exchange Commission (SEC) has released a notice of qualification for the Roy contract Nick KYRGIOS. This qualification allows MANSE USA LLC to issue and sell Nick KYRGIOS Roys in the United States.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2025	MANSE USA LLC

/s/ Christophe Vattier
	Name:	Christophe Vattier
	Title:	Managing Member

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Christophe Vattier
Christophe Vattier, Managing Member
Date: May 22, 2025

/s/ Lucie Crepin
Lucie Crepin
Date: May 22, 2025